Exhibit 99.1

KEEGAN RESOURCES INC.
(the "Company")
Suite 1204, 700 West Pender Street
Vancouver, British Columbia, V6C 1G8

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that the 2007 Annual Meeting of the shareholders of the Company will be held at Suite 1204, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8 on the 1st day of October, 2007 at the hour of 10:00 A.M. for the following purposes:
  To receive and consider the report of the directors to the members and the financial statements of the Company together with the auditor's report thereon for the financial year ended March 31, 2007;
  To fix the number of directors at five;
  To elect directors for the ensuing year;
  To appoint the auditor for the ensuing year;
  To authorize the directors to fix the remuneration to be paid to the auditor;
  To approve an increase in the maximum number of stock options issuable under the Stock Option Plan from 2,774,683 to 4,663,290;
  To authorize the directors to have the discretion under the amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 20% of the issued shares of the Company;
  To transact such further or other business as may properly come before the meeting and any adjournments thereof.
The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 27th day of August, 2007.

BY ORDER OF THE BOARD

"Daniel T. McCoy"
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Daniel T. McCoy, President